  Exhibit 99.1

High Tide to Acquire Jimmy's Cannabis Shop, Adding Two Established Retail Cannabis Stores in British Columbia

Upon Closing, This Transaction Will Bring The Company's Footprint in British Columbia to Five Stores

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, Sept. 29, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking yet another step to expand its bricks-and-mortar retail cannabis operations, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy's Cannabis Shop BC ("Jimmy's"), as well as assignments of the vendors' shareholder loans, resulting in High Tide's acquisition of two of the five retail cannabis stores currently operated by Jimmy's in British Columbia (the "Stores") for $5.3 Million (the "Transaction"). The Stores are located at 1225 Cranbrook Street North, Cranbrook and 1543 Victoria Street, Prince George.

High Tide Inc. September 29, 2022 (CNW Group/High Tide Inc.)

The Cranbrook store is located near the base camp of the Kootenay Rockies and is within a short drive of award-winning golf courses and nature trails. It is also situated within a commercial complex that includes a prominent local grocery store as well as a multinational hotel chain. The Prince George store is situated within the largest city in northern British Columbia, which is also close to the crossroads of provincial highways 16 and 97. The store itself is located within a commercial plaza including a national pharmacy chain and a major discount clothing retailer.

For the trailing four months ended May 31, 2022, the Stores generated annualized revenue of $5.4 Million and annualized Adjusted EBITDA1 of $1.0 Million. The purchase price represents 5.25x annualized Adjusted EBITDA for the trailing four months ended May 31, 2022.

"I am pleased that since opening our first BC Canna Cabana location in Fort St. John this past June, we continue to grow in Canada's third largest province both organically, and through accretive acquisition opportunities. These two geographically strategic locations in the BC interior, combined with our existing Vancouver storefronts as well as our Fort St. John location that provides us coverage in Northern BC, positions us nicely across the province setting us up for more success in the coming months," said Raj Grover, President and Chief Executive Officer of High Tide. "Our innovative discount club model, which focuses on value-centric regular users has been a hit nationally, and I am very excited to continue rolling it out across BC. Given our strong ongoing growth trajectory, brand recognition and customer loyalty, I anticipate reaching BC's current store cap of eight before the end of this calendar year." added Mr. Grover.

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of the required approvals from the TSX Venture Exchange ("TSXV") and the Liquor and Cannabis Regulation Branch (BC), and the satisfaction of other customary conditions of closing, and is expected to close in the coming weeks. The consideration (the "Consideration") for the 100% of equity interest acquired will be $5 Million and $300,000 for the assignment of $300,000 of the vendors' shareholder loans, all paid in common shares of High Tide ("High Tide Shares") on closing (the "Closing") on the basis of a deemed price per High Tide Share equal to the 10-day volume weighted average price of the High Tide Shares on the Nasdaq Stock Exchange ("Nasdaq") ending on the trading day that is three business days prior to the Closing date, subject to a floor price equal to the Discounted Market Price (as defined by the TSXV) as of the date this news release hereof. The purchase price represents 5.25x the annualized Adjusted EBITDA for the trailing four months ended May 31, 2022.

From the Consideration, an amount equal to $3.7 Million will be subject to a contractual hold period of four months and one day from the date of Closing.

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[1] Adjusted EBITDA is a non-IFRS financial measure.

ABOUT JIMMY'S

Jimmy's strives to find a balance between being a boutique and a neighbourhood store using a heritage theme that is both reflective of the individual communities in which it does business and chronicling Jimmy's cultural relationship with cannabis over the past 100 years. At Jimmy's, we love to have fun, but we also have the knowledge, background, and training to ensure clients can purchase responsibly.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 140 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the Company adding the number of additional cannabis retail stores that the Company proposes to add to the Company's business within the timeframes outlined herein; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the development of the Company's business and future activities following the date hereof; the performance of the Company's business and the operations and activities of the Company; the Company completing the development of its cannabis retail stores; the Company's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; the receipt of regulatory approvals, including the approval of the TSXV; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the Company continuing to grow through further strategic and accretive acquisitions; the Company completing the Transaction on the terms and within the timelines set out in this news release; the Company receiving requisite approvals for the Transaction; the anticipated effects of the Transaction on the business and operations of the Company; Mr. Grover's expectation to announce more retail acquisitions in the future; the completion of the Transaction to position the Company for future success; the completion of the Transaction to bring the Company's British Columbia store count to five; the continued roll-out of the Company's discount club model; and Mr. Grover's expectation on reaching a store count of eight stores in the Province of British Columbia by the end of 2022.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for the Company's product offerings; current and future economic conditions will neither affect the business and operations of the Company nor the Company's  ability to capitalize on anticipated business opportunities; fluctuations in prevailing interest rates do not increase the costs of borrowing by the Company or impair the Company's ability to do so; the Company will have sufficient working capital and the ability to maintain the funding required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will extend and strength its integrated value chain, provide a complete customer experience and maximize shareholder value; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail store; the Company will continue to grow through further strategic and accretive acquisitions; the Company will complete its proposed acquisitions; the Company will complete its current at-the-market equity offering program (the "ATM Program"); the Company's will use of the net proceeds from the ATM Program and/or any future offering as planned; the Company will list the common shares offered in the ATM Program and/or any future offering; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will have the ability to successfully complete the Transaction (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated by the Company;  the completion of the Transaction will position the Company for future success; the completion of the Transaction will bring the Company's British Columbia store count to five; the Company will continue its roll out of the Company's discount club model; and the Company will reach a store count of eight stores in the Province of British Columbia by the end of 2022.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and cannabidiol industries in general; risk that increases in the prevailing interest rates will increase the costs of borrowing by the Company; the inability of the Company to obtain requisite approvals for its operations; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications  of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available  to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis stores on favourable terms; risks relating to Company's projections; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and/or remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; the inability of the Company to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value; risk the Company will not complete the ATM Program; the Company's inability to list the common shares offered in the ATM Program and/or any future offering; the Company's failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the common shares on the TSXV and Nasdaq Stock Exchange; the inability of the Company to close the Transaction; the inability of the Company to pursue more retail acquisitions in the future; the completion of the Transaction does not position the Company for future success; the completion of the Transaction will not increase the Company's British Columbia store count to five; the Company's inability to continue to roll out of the Company's discount club model, and the Company's inability to reach a store count of eight stores in the Province of British Columbia by the end of 2022.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of the Company in this press release may not be indicative of, and are not an estimate, forecast or projection of the Company's future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in the Company's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 29-SEP-22